December 2, 2008
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation Response Letter Dated October 14, 2008 File No. 000-52105
Dear Mr. Schwall:
     On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated November 20, 2008 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.
     I have included the text of the Staff’s comments preceding the Company’s response. Set forth below is the Company’s response to the comments presented in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Results of Operations, page 32
1.	We have considered your response to prior comment number two wherein you acknowledge you did not fully comply with the noted discussion document prepared by the Center for Audit Quality’s SEC Regulations Committee. As an alternative to this guidance, we note you took into consideration “all of the facts and circumstances surrounding the transactions” and that your discussion under this heading “fully and clearly documented .... the basis of the combination and financial impact of each.” We further note from your response that your presentation of a combined discussion was to provide a meaningful discussion of trends in the business. However, based on our review of your combined discussion, we are unable to agree with your conclusions and request that you remove this type of discussion from your future filings. Please contact us at your earliest convenience if you would like to discuss your presentation further.

Mr. H. Roger Schwall
Securities and Exchange Commission
December 2, 2008

Response: The Company will remove any discussion of the combined 2006 Predecessor and Successor results and remove any comparisons between the combined 2006 Predecessor and Successor results and the results of the Successor from its future filings. For the Company’s future filings, 2006 results will be presented for the Predecessor and Successor periods separately, with no combination of the two periods.
*     *     *     *     *     *     *
     The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1770, or by facsimile at 949-614-1870.

Very truly yours,
/s/ Daniel J. Rinkenberger
Daniel J. Rinkenberger

cc:	John M. Donnan Cherrie I. Tsai Troy B. Lewis